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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ELDERTRUST

(Name of Issuer)

Common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

284560 10 9

(CUSIP Number)

T. Richard Riney

Executive Vice President and General Counsel

Ventas, Inc.

10350 Ormsby Park Place, Suite 300

Louisville, Kentucky 40223

(502) 357-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Thomas M. Cerabino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

November 19, 2003

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 284560 10 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ventas, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 927,129 (See Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,129 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to common shares of beneficial interest, par value $0.01 per share (“ElderTrust Common Stock”) in ElderTrust, a Maryland real estate investment trust (“ElderTrust”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of ElderTrust are located at 2711 Centerville Road, Suite 108, Wilmington, DE 19808.

Item 2. Identity and Background.

This statement is filed on behalf of Ventas, Inc., a Delaware corporation (“Ventas”). The address of the principal business and principal office of Ventas is 10350 Ormsby Park Place, Suite 300, Louisville, Kentucky 40223. Ventas is a healthcare real estate investment trust that owns and invests in hospitals, nursing facilities and other healthcare and senior housing facilities.

The names, residence or business address, present principal occupations or employment and citizenship of the executive officers and directors of Ventas are set forth in Annex A hereto.

During the last five years, neither Ventas nor, to the best knowledge of Ventas, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

ElderTrust, Ventas and Ventas Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Ventas (“Ventas Sub”), have entered into an Agreement and Plan of Merger, dated as of November 19, 2003 (the “Merger Agreement”), providing for the merger of Ventas Sub with and into ElderTrust (the “Merger”), with ElderTrust surviving the Merger as a wholly owned subsidiary of Ventas. Pursuant to the Merger Agreement, each share of ElderTrust Common Stock will be exchanged in the Merger for the right to receive $12.50 in cash following the Merger, subject to adjustment as provided in the Merger Agreement. It is currently expected that the cash consideration paid by Ventas to the holders of ElderTrust Common Stock pursuant to the Merger Agreement will be financed by Ventas through its available working capital and through the available working capital of ElderTrust at the time of the Merger.

Concurrently with the execution and delivery of the Merger Agreement, Ventas entered into a Voting Agreement, dated as of November 19, 2003 (the “Voting Agreement”), with those stockholders of ElderTrust listed therein (the “ElderTrust Stockholders”). Pursuant to the Voting Agreement, each ElderTrust Stockholder has agreed that until the termination of the

Voting Agreement, such ElderTrust Stockholder will, among other things, vote all shares of ElderTrust Common Stock owned by such ElderTrust Stockholder in favor of the approval and adoption of the Merger Agreement and the Merger (as more fully described in Item 6 hereof).

Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference. The descriptions contained herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements.

Item 4. Purpose of Transaction.

The Voting Agreement was entered into in order to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Other than pursuant to the Merger Agreement or as described in Item 6 hereof, neither Ventas nor, to the best knowledge of Ventas, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of ElderTrust or the disposition of securities of ElderTrust; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ElderTrust or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of ElderTrust or any of its subsidiaries; (d) any change in the present Board of Directors or management of ElderTrust, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of ElderTrust; (f) any other material change in ElderTrust ‘s business or corporate structure; (g) changes in ElderTrust’s charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of ElderTrust by any person; (h) causing a class of securities of ElderTrust to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of ElderTrust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Ventas reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of November 19, 2003, 927,129 shares of ElderTrust Common Stock, were subject to the Voting Agreement (the “Voting Agreement Shares”). The Voting Agreement Shares represent approximately 11.9% of the issued and outstanding shares of ElderTrust Common Stock as of November 19, 2003, as represented by ElderTrust in the Merger Agreement. By virtue of the Voting Agreement, Ventas may be deemed to share with the ElderTrust Stockholders the power to vote or direct the voting of the Voting Agreement Shares. However, Ventas is not entitled to any other rights as a stockholder of ElderTrust as to the Voting Agreement Shares, and does not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6 hereof.

Pursuant to Rule 13d-4 under the Exchange Act, Ventas hereby states that this Schedule 13D shall not be deemed an admission that Ventas is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any equity securities of ElderTrust, and Ventas expressly disclaims beneficial ownership of the Voting Agreement Shares.

To the best knowledge of Ventas, no shares of ElderTrust Common Stock are beneficially owned by any of the persons named in Annex A.

(c). Neither Ventas, nor, to the best knowledge of Ventas, any person named in Annex A, has effected any transaction in ElderTrust Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each ElderTrust Stockholder has agreed that until the termination of the Voting Agreement, at the meeting of the stockholders of ElderTrust called to consider the Merger (including any adjournment thereof) (the “ElderTrust Stockholders Meeting”) or any other meeting of the stockholders of ElderTrust, however called, such ElderTrust Stockholder will (i) appear at such meeting of the stockholders of ElderTrust or otherwise cause all of the shares of ElderTrust Common Stock subject to the Voting Agreement (the “Subject Shares”) of such ElderTrust Stockholder to be counted as present therat for purposes of establishing a quorum and (ii) vote the Subject Shares of such ElderTrust Stockholder (A) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement (which include certain amendments to the ElderTrust Articles of Amendment and Restatement of Declaration of Trust) and (B) against any action or agreement that is inconsistent with the Merger or would reasonably be expected to result in a breach of any covenant, representation or warranty of ElderTrust under the Merger Agreement or which would reasonably be expected to result in any of the conditions to the Merger Agreement not being fulfilled.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each ElderTrust Stockholder has, in the event that such ElderTrust Stockholder fails to fulfill its obligations set forth in the preceding paragraph, also granted to Ventas a power of attorney until the termination of the Voting Agreement to execute and deliver an irrevocably proxy constituting and appointing Ventas such ElderTrust Stockholder’s true and lawful attorney and proxy to vote all of the Subject Shares of such ElderTrust Stockholder in a manner consistent with the preceding paragraph.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each ElderTrust Stockholder has agreed that, until the termination of the Voting Agreement, such ElderTrust Stockholder shall not, directly or indirectly, without the prior written consent of Ventas, (i) sell, assign, transfer (including by operation of law), tender or otherwise dispose of (collectively, “Transfer”) any Subject Shares owned by such ElderTrust Stockholder, (ii) deposit any Subject Shares owned by such ElderTrust Stockholder into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the Voting Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect Transfer of such Subject Shares.

Concurrently with the execution and delivery of the Merger Agreement, Ventas also entered into Unitholder Purchase Agreements (the “Unitholder Agreements”), each dated as of November 19, 2003, with ElderTrust Operating Limited Partnership, a Delaware limited partnership and direct subsidiary of ElderTrust (“ETOP”), ElderTrust and the holder of Class A Units of ETOP (“Class A Units”) named therein (each such holder, a “Holder”). Pursuant to the Second Amended and Restated Agreement of Limited Partnership of ETOP, as amended (the “ETOP Partnership Agreement”), a holder of Class A Units has the right to require ETOP to redeem such holder’s Class A Units, at a redemption price equal to the value of one share of ElderTrust Common Stock per Class A Unit, payable in cash or ElderTrust Common Stock, subject to certain adjustments and the other terms and conditions of the ETOP Partnership Agreement. Under the Unitholder Agreements, and subject to the terms and conditions contained therein, each Holder has agreed, among other things, (i) contemporaneously with the consummation of the Merger, to sell (the “Sale”) its Class A Units to Ventas for cash consideration equal to the cash amount such Holder would have received pursuant to the Merger Agreement had such Holder elected to have redeemed its Class A Units for ElderTrust Common Stock immediately prior to the Merger and (ii) prior to the Sale, to give any vote, approval, consent or waiver that may be required under the terms of the ETOP Partnership Agreement in order to implement the Merger and the transactions contemplated by the Unitholder Agreements and the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Ventas also entered into an Agreement of Class C (LIHTC) Unit Rights Modification (the “Class C Agreement”), dated as of November 19, 2003, with ETOP, Norland Plastics Company (the “Class C Unit Holder”), which is the sole holder of Class C (LIHTC) Units of ETOP (“Class C Units”), and ElderTrust. Pursuant to the Second Amended and Restated Agreement of Limited Partnership of ETOP, as amended (the “ETOP Partnership Agreement”), the Class C Units are redeemable on the same terms as the Class A Units. Under the Class C Agreement, and subject to the terms and conditions contained therein, the Class C Unit Holder has agreed, among other things, (i) as of the Effective Time (as defined in the Merger Agreement), to modify certain rights and obligations with respect to the Class C Units, as more fully described in the Class C Agreement, and (ii) prior to consummation of the Merger, to give any vote, approval, consent or waiver that may be required under the terms of the ETOP Partnership Agreement in order to implement the Merger and the transactions contemplated by the Class C Agreement and the Merger Agreement.

In connection with the execution and delivery of the Merger Agreement, the Board of Trustees of ElderTrust has authorized an Amendment, dated November 19, 2003 to the Rights Agreement, dated as of October 13, 1999, between ElderTrust and Wachovia Bank National Association (successor to First Union National Bank), as rights agent (the “Rights Agreement”), to eliminate the operation and effects of the Rights Agreement with respect to the execution, delivery and performance of the Merger Agreement, the public announcement thereof, and the consummation of the Merger.

Copies of the Unitholder Agreements are included as Exhibits 3 and 4 and the Class C Agreement is included as Exhibits 5 to this Schedule 13D. Such agreements are incorporated herein by reference. The descriptions contained herein of such agreements are qualified in their entirety by reference to the full text of such agreements.

Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of ElderTrust.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Agreement and Plan of Merger, dated as of November 19, 2003, by and among Ventas, Inc., Ventas Sub, LLC and ElderTrust (incorporated by reference to Exhibit 2.1 of Ventas’s Current Report on Form 8-K filed November 21, 2003).

2	Voting Agreement, dated as of November 19, 2003, by and among Ventas, Inc. and the individuals and entities listed as “Shareholders” on the signature pages thereto.

3	Unitholder Purchase Agreement, dated as of November 19, 2003, by and among Ventas, Inc., ElderTrust Operating Limited Partnership, ElderTrust, and the seller identified on the signature page thereof.

4	Unitholder Purchase Agreement, dated as of November 19, 2003, by and among Ventas, Inc., ElderTrust Operating Limited Partnership, ElderTrust, and the seller identified on the signature page thereof.

5	Agreement of Class C (LIHTC) Unit Rights Modification, dated as of November 19, 2003, by and among ElderTrust Operating Limited Partnership, Norland Plastics Company, ElderTrust and Ventas, Inc.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2003

VENTAS, INC.

By:	/s/ T. Richard Riney

Name: T. Richard Riney Title: Executive Vice President and General Counsel

ANNEX A

The name, business address and present principal occupation of each of the directors and executive officers of Ventas are set forth below. Each person’s business address is 10350 Ormsby Park Place, Suite 300, Louisville, KY 40223. Each such person is a citizen of the United States of America.

Directors of Ventas

Name	Principal Occupation or Employment and Principal Business Address for such Occupation or Employment

Debra A. Cafaro	Chairman, President and Chief Executive Officer of Ventas

Douglas Crocker II	Retired, Former Chief Executive Officer of Equity Residential Properties.

Two North Riverside Plaza Suite 450 Chicago, IL 60606

Ronald G. Geary	Chairman, President and Chief Executive Officer of Res-Care, Inc., a provider of residential training and support services for persons with developmental disabilities.

10140 Linn Station Road Louisville, KY 40233

Jay M. Gellert	President and Chief Executive Officer of Health Net, Inc., an integrated managed care organization which administers the delivery of managed healthcare services.

21650 Oxnard St., 22nd Floor Woodland Hills, CA 91367-4975

Sheli Z. Rosenberg	Retired Vice Chairman, Equity Group Investments, LLC

Two North Riverside Plaza Suite 600 Chicago, IL 60606

Thomas C. Theobald	Managing Director of William Blair Capital Partners, a private equity group.

227 West Monroe, Ste. 3500 Chicago, IL 60606

Executive Officers of Ventas

Name	Title with Ventas (Principal Occupation)

Debra A. Cafaro	See above

T. Richard Riney	Executive Vice President, General Counsel and Secretary

Raymond J. Lewis	Senior Vice President and Chief Investment Officer

Richard A. Schweinhart	Senior Vice President and Chief Financial Officer